# Form C

## Cover Page

Name of issuer:

Road To L'Etape Du Tour LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: CA

Date of organization: 10/17/2023

Physical address of issuer:

1522 S Beverly Dr
Los Angeles CA 90035

Website of issuer:

https://julia-coulter.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Film Financing Agreement

Target number of securities to be offered:

100,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $100,000; interests will be sold in increments of $1

Target offering amount:

$100,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$360,000.00

Deadline to reach the target offering amount:

4/30/2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

1

| | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $0.00 | $0.00 |
| Cash & Cash Equivalents: | $0.00 | $0.00 |
| Accounts Receivable: | $0.00 | $0.00 |
| Short-term Debt: | $0.00 | $0.00 |
| Long-term Debt: | $0.00 | $0.00 |
| Revenues/Sales: | $0.00 | $0.00 |
| Cost of Goods Sold: | $0.00 | $0.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | ($130.00) | $0.00 |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

# Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

**THE COMPANY**

1. Name of issuer:

Road To L'Etape Du Tour LLC

## COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

**INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

## DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| Julia Coulter | Managing Member | Road To L'Etape Du Tour LLC | 2023 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar

function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| Julia Coulter | Managing Member | 2023 |

For three years of business experience, refer to
Appendix D: Director & Officer Work History.

*INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term
officer means a president, vice president, secretary, treasurer or principal
financial officer, comptroller or principal accounting officer, and any person that
routinely performing similar functions.*

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of
the most recent practicable date, who is the beneficial owner
of 20 percent or more of the issuer's outstanding voting
equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Julia Coulter | Membership Interest | 100.0 |

*INSTRUCTION TO QUESTION 6: The above information must be provided as of
a date that is no more than 120 days prior to the date of filing of this offering
statement.*

*To calculate total voting power, include all securities for which the person directly
or indirectly has or shares the voting power, which includes the power to vote or
to direct the voting of such securities. If the person has the right to acquire voting
power of such securities within 60 days, including through the exercise of any
option, warrant or right, the conversion of a security, or other arrangement, or if
securities are held by a member of the family, through corporations or
partnerships, or otherwise in a manner that would allow a person to direct or
control the voting of the securities (or share in such direction or control — as, for
example, a co-trustee) they should be included as being "beneficially owned." You
should include an explanation of these circumstances in a footnote to the
"Number of and Class of Securities Now Held." To calculate outstanding voting
equity securities, assume all outstanding options are exercised and all outstanding
convertible securities converted.*

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the
anticipated business plan of the issuer.

For a description of our business and our business
plan, please refer to the attached Appendix A,
Business Description & Plan

*INSTRUCTION TO QUESTION 7: Wefunder will provide your company's
Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The
submission will include all Q&A items and "read more" links in an un-collapsed
format. All videos will be transcribed.*

*This means that any information provided in your Wefunder profile will be
provided to the SEC in response to this question. As a result, your company will be
potentially liable for misstatements and omissions in your profile under the*

*Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

## RISK FACTORS

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Investment in the Company involves substantial risks. In addition to those risks described elsewhere throughout this Form C, Subscribers should consider carefully the risks set forth below. It should be recognized that the risk factors set forth below are those which, as of the date of this Exhibit A, seem most significant. Prospective investors must realize, however, that factors other than those set forth below ultimately may affect the investment offered pursuant hereto in a manner and to a degree which cannot now reasonably be foreseen.

> An investment in the production and exploitation of motion pictures is speculative and has traditionally involved a high degree of risk. Some feature films, although produced, are never distributed for exhibition. Even if produced and distributed, a significant number of feature films are not commercially successful and do not generate sufficient revenues to allow the financier to recoup its initial investment or realize any profit. The recoupment of invested capital and the possibility of a return on such investment is dependent on a variety of factors, many of which the Company will have little

or no control over, such as changes in public taste, adverse critical reviews, and competition with other films having the same or similar story content or themes. Even if the Picture is a critical or artistic success, there is no assurance that it will be an economic success. Accordingly, there is a substantial risk that investors will experience a loss of all or a substantial portion of their investment in the Company.

Investors in the Company are only entitled to a share of the profits of the Picture and the Ancillary Rights, as the Company does not have nor does it intend to have any other line of business. The Picture is currently in the development stage, has not been produced and no sales of the Picture have been made. Accordingly, no assurance can be given that the Picture will be profitable or that it will be able to generate positive cash flows. The implementation of the Company's plan for the Picture is subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. In addition, the Picture will be subject to certain factors affecting the entertainment industry generally, such as sensitivity to general economic conditions, critical acceptance of the Picture, and intense competition. If the Company is unable to produce the Picture, or to market the Picture successfully if produced, the Company will be unable to realize any revenues from the Picture and the investors will lose most, if not all, of their investment.

Reliance on the Company for All Management Decisions. All decisions with respect to the Picture and the Project will be made by the Company, without consultation with the investors. The success of the Project will, to a large extent, depend on the quality of the management of persons and entities engaged by the Company. Although the Company believes that the persons and entities it intends to engage as management will have the necessary business and motion picture experience to supervise the Project, there can be no assurance that such persons will perform adequately or that Company operations will be successful. Moreover, the loss of the services of any of the above-the-line talent, key management persons or entities engaged by the Company, or any of the key production personnel involved in the Project, could have an adverse effect on the Project if a suitable replacement were not promptly obtained.

Each motion picture is a separate business venture with its own management, employees, and equipment and its own budgetary requirements. This is particularly true of motion pictures produced by independent filmmakers. The production of a feature film entails significant risks over which the production company generally exercises little or no control, including delays due to strikes,work stoppages, disability or other unavailability of key graphic arts or production personnel and actors, and other factors, any one of which could substantially increase production costs or prevent completion of the Picture. There can be no assurance that the Company can bring the Picture in on time and in accordance with the Budget.

Distribution Risks. Because (i) the Company will not be dependent on a significant advance from the distributor to fund production of the Picture; and (ii) of what the Company believes will be the widespread appeal of the Picture, the Company believes it will be able to secure a favorable distribution commitment. Notwithstanding the foregoing, there can be no assurance that the Company will succeed in securing an agreement for domestic theatrical distribution (or any other form of distribution) on any terms, much less favorable financial terms. In the absence of a distribution agreement with a financially sound distributor, the Company may be unable to distribute the Picture.

All aspects of the motion picture industry are highly competitive. Feature films are produced by independent production companies as well as major motion picture studios, many of which independent companies and all of which studios have substantially greater financial and other resources than the Company. Moreover, feature films experience intense competition not only from other feature films, but also from other forms of public entertainment (including other types of programming on network, pay and cable television, the Internet, compact discs, and sports and other live entertainment). In the world of feature-length films, (a) major studios like Columbia Pictures, Warner Bros., Walt Disney Pictures, 20th Century Fox,Paramount, and Universal, (b) production companies owned or affiliated with such major studios, such as NewLine Cinema, Castle Rock Entertainment, Touchstone Pictures, Miramax Films, Focus Features, and RegencyEnterprises, among many others, as well as (c) other independent production companies, such as Netflix, Amazon Studios, Relativity Studios, Open Road Films, MGM, Magnolia Pictures, and Lionsgate Films, among many others, all have significantly greater resources and experience than the Company, have regularly been producing, or intend to produce, feature-length films which necessarily will compete with the Picture regardless of the appeal which the Company believes the Picture will have.

The transferability of the Securities by owners there of is restricted by relevant securities laws and by the terms of the Film Financing Agreement. Since the Securities are not being registered under the Securities Act or any state securities laws, they can be resold only by an investor (assuming compliance with the Film Financing Agreement) pursuant to an exemption under theSecurities Act and any applicable state securities laws. The Company is under no obligation to register the Securities to permit resales and does not intend to do so. The lack of registration of the Securities, together with certain restrictions on transfer set forth in the Film Financing Agreement, make the Securities illiquid and would impair the ability of an investor or his estate to dispose of such Securities in the event of a change in personal circumstances. In addition, the Securities may not be readily accepted as collateral for loans. Consequently, the purchase of the Securities should be considered only as a long-term investment. There is no public market for the Securities and, because there are expected to be only a limited number of investors and since certain restrictions imposed by the Film Financing Agreement exist as to the transferability of the Securities, no market for the Securities is likely ever to develop.

Return on Investment. Not with standing the positive financial results of certain other feature-length films, there is no assurance that the Picture will be financially successful. Consequently, there is no assurance that an investor will realize a substantial return on his investment, or any return at all, or even that such investor will not lose its entire investment. For these and other reasons highlighted in this risk factors section, the prospective investor should read this Form C, the Subscription Agreement, and the Company's OperatingAgreement carefully and consult with its own attorney and/or financial advisor prior to making an investment decision. This Offering is suitable only for persons who can afford the loss of their entire investment.

The Company has limited experience developing and producing feature-length films intended for domestic and/or foreign distribution. The limited experience of the Company could have a negative impact upon the successful development, production, and distribution of the Picture.

The Company anticipates that after all the Securities are fully subscribed, the net proceeds will be sufficient to permit the Company to complete production of the Picture. Such belief is based upon certain assumptions, including assumptions regarding the anticipated expenditures required for the development, production and distribution of the Picture. There can be no assurance that such resources will be sufficient for such purposes. If the net proceeds of the sale of the Securities are not sufficient to permit the Company to complete the Picture, the Company may obtain loans or otherwise obtain funds sufficient to ensure that the Company will have sufficient working capital for the Picture. There can be no assurance that the Company will be able to obtain such additional funds on terms satisfactory to the Company or at all. The Company's inability to obtain such additional financing on satisfactory terms may result in the loss of a portion or all of the investors' investment.

Many motion pictures are released each year which are not commercially successful and fail to recoup their production costs from United States distribution. Therefore, it is important to exploit any additional income potential of foreign and ancillary markets, although neither provides a guarantee of revenue. Licensing of a motion picture in the ancillary markets can be particularly dependent upon performance in distribution. While it is possible for a motion picture to be commercially successful without distribution, if a motion picture is not an artistic or critical success or if, for any reason, it is not well-received by the public, it may be a financial failure.

The production or distribution of the Picture may be abandoned at any stage if further expenditures do not appear commercially appropriate, with the resulting loss of some or all of the funds previously expended on the development, production or distribution of the Picture.

The costs of producing motion pictures are often underestimated and may be increased by factors beyond the control of the producers. Such factors may include illness of technical and artistic personnel, artistic requirements, labor disputes, governmental regulations, equipment breakdowns, and other production disruptions. The risk of a film running over budget is always significant and may have a substantial adverse impact on the profitability of the Picture. Investors must recognize that the Budget is an approximation, has not been finalized and may be subject to change. There can be no assurance that currently unanticipated circumstances will not increase the Budget.

The production and distribution of a motion picture involves the passage of a significant amount of time. Pre-production on a picture may extend for two to three months or more. Production and graphic design may extend for three years or more. Post-production may extend for several months. Distribution and exhibition of motion pictures may continue for years. Thus, whatever profits are generated, if any, may not be realized by investors for several years. Accordingly, this investment should only be considered a long-term investment.

Foreign distribution of a motion picture (i.e., outside the United States and Canada) may require the use of various foreign distributors. Some foreign countries may impose government regulations on the distribution of films or place restrictions on the amount of funds which may be removed from the country. Also revenues derived from the distribution of the Picture in foreign countries, if any, maybe subject to currency controls and other restrictions which may temporarily or permanently prevent the inclusion of such revenue in profits.

A motion picture typically goes from the producer to

the distributor who in turn may send it to territorial sub-distributors, who send it to exhibitors. The box office receipts generated by a motion picture travel this same route in reverse. The exhibitor takes a cut and sends the balance to the sub-distributor, who takes a cut and sends the balance to the distributor, who takes a cut and sends the balance to the producer. The consequences of this system for investors who agree to participate in motion picture projects on some sort of percentage of revenue basis, is that the investors who have had their money and/or efforts at risk for the longest time, are at the tail end of the box office receipts chain. Thus, if the Company, in negotiating a distribution agreement, has to rely heavily on participation in the Picture's net profits, investors will be the last in line to benefit from any such revenue stream. To mitigate against this risk, the Company intends to exercise its best efforts to identify and pursue revenue opportunities for exploitation of the Picture. While there is no guarantee or other assurances that these efforts will be successful, if they are successful, the investors and others who have agreed to defer some or all of their total compensation until the Picture begins generating revenue may be able to realize a return on their investment in the Picture.

At present, the United States specifically, as well as other countries in which the Picture may be released or distributed, or where the Company would otherwise like to release or distribute the Picture, are still affected by the Covid-19 global pandemic. Among other things, Covid-19 has substantially affected the abilities (a) of production companies to produce motion pictures, (b) of individuals who work in film production and post-production to perform their jobs, and (c) of distributors and exhibitors—especially theatrical exhibitors—to exploit or help exploit motion pictures. There can be no guarantee that the Pandemic, or a similar pandemic or occurrence, will not prevent or adversely affect the Project's ability to be produced, be distributed or otherwise exploited, and/or be profitable.

The Company anticipates that part of the filming and production of the Picture will occur in and around Boston, MA. Boston weather can be unpredictable from one moment to the next - and regardless of what is forecast, it may not be accurate beyond three or four days, despite meteorologists' best efforts. Our coastal location can create unpredictable weather patterns and cause rapid changes in temperature and other conditions. If the Boston, MA area is impacted. This could cause issues with the Project's ability to be produced, be distributed or other wise exploited, and therefore the profitability may be adversely affected.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

*INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.*

# The Offering

## USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$100,000**

Use of Proceeds: Getting to the $100k mark means that we will be able to film our movie. We will have to do another raise or continue to raise funds after filming in order to cover the cost of post-production. However, with the movie already filmed, raising finishing funds and applying for grants should become much easier.

Wefunder fee 7.5%

If we raise: **$300,000**

Use of Proceeds: Our total budget for the film including post-production is just over $300k, so with this amount in the bank plus the incentives we'd receive by filming in Massachusetts we would be able to cover the cost of our film and have a small amount to go towards our PR and marketing campaign.

Wefunder fee 7.5%

If we raise: **$360,000**

| Use of Proceeds: | With this maximum amount not only would we have the full amount to spend on our film but we'd also have more to spend on PR and marketing. This will give the film an even better chance to succeed at festivals, in theaters, and/or other distribution channels. |
| --- | --- |

Wefunder fee 7.5%

*INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.*

## DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. Investor Transfer of Funds. Upon receiving

3. <u>Investor Transfer of Funds.</u> Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.

4. <u>Progress of the Offering.</u> The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.

5. <u>Closing: Original Deadline.</u> Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.

6. <u>Early Closings.</u> If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

7. <u>Book Entry.</u> Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

**NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.**

**The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

**If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her**

investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

# Ownership and Capital Structure

**THE OFFERING**

13. Describe the terms of the securities being offered.

Investors receive 120% of principal (130% for Early Bird Investors) plus 50% of Net Receipts.

See exact security attached as Appendix B, Investor Contracts.

RECOUPMENT. Provided that Producer has completed the Offering, and Investor is not in breach of this Agreement, **Producer agrees to repay to Investor the Financing Amount, together with a twenty percent (20%) premium thereon (a thirty percent (30%) premium thereon for Early Bird Investors) ("Investor Recoupment"), solely from Gross Receipts (if any) in accordance with this Paragraph 5.** "Gross Receipts" as used herein shall mean all non-returnable, non-forfeitable sums derived by, or credited to, Producer or any of its affiliated or related parties from the distribution, exhibition, and other exploitation of the Picture (but not any sequel), any merchandising, publishing, soundtrack and other allied and/ or ancillary rights relating thereto and any other funds received by or credited to Producer or any of its affiliated or related parties from the exploitation of the Picture. Gross Receipts, if any, of the Picture shall be allocated in the following order:

5.1. First, to the payment of the following:

5.1.1.Any actual third party, out-of-pocket sales fees and sales expenses payable to the sales agents engaged to sell the Picture and other third party distribution fees and expenses (including but not limited to reasonable outside attorney fees) actually incurred and not otherwise recouped by Producer relating directly to the Picture, ongoing third party, out-of-pocket accounting costs and expenses incurred by Producer in connection with the processing of payments to profit participants on the Picture;

5.1.2.All other costs, expenses and charges actually incurred and paid by the Producer (or any affiliated or related entities) in connection with the production, post-production
of the Picture or any rights therein, including, but not limited to, actual, out of pocket third party delivery costs and expenses (exclusive of the budgeted delivery costs), actual, out of pocket third party reasonable festival expenses (e.g., publicist, accommodations for producers, etc.), guild royalties, residuals, the gross amount (net of
any insurance proceeds in connection therewith) paid for the settlement of any claims or lawsuits, including all expenses, court costs and attorneys' fees in

connection with any
such claim or litigation; but only to the extent any of the foregoing have not previously been paid or assumed by the Picture's distributor; and

5.1.3.Third party, out-of-pocket expenses incurred by Producer in connection with the ongoing ownership of the Picture, including but not limited to insurance premiums, the preservation and storage of negatives and master prints of the Picture, and copyrighting of the Picture, maintenance and filing fees required to maintain Producer in good standing; taxes and other fees; and any amounts required to be withheld by law, if any; and

5.1.4.Any compensation or deferred compensation and bonuses (e.g., box office bonuses, award bonuses) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture); market rate compensation payable to the Producer or its affiliates for services rendered in connection with the production, completion and delivery of the Picture; any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; any reasonable reserve amount, as
determined by Producer in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months.

5.2. Next, to the payment of any loans, plus reasonable interest thereon;

5.3. Next, to Investor and any additional investors (whether such investors participated in the Offering or through a prior or future private or other capital raise) pro rata pari passu in accordance with their respective funds provided, until all investors, including Investor
have received one hundred percent (100%) of the Financing Amount), plus a premium of twenty percent (20%) (thirty percent (30%) for Early Bird Investors) of the funds provided by such investor, if ever;

5.4. Next, for the payment of any actual Deferments, which deferments shall not exceed 20% of the final budget of the Picture. As used herein, "Deferments" shall mean arrangements for the deferral of some or all of the costs of goods and/or services in the Production Budget provided by the supplier of such goods and/or services; and

5.5. Finally, to Net Receipts. "Net Receipts," as used herein, shall mean One Hundred Percent (100%) of all Gross Receipts remaining after the payments of all amounts set forth in subparagraphs 5.1.1 through 5.1.4 above. **Producer shall receive Fifty (50%) of Net Receipts ("Producer's Net Receipts") and the other Fifty Percent (50%) of Net Receipts shall be "Investor's Net Receipts."** Investor shall receive such percentage of Investor's Net Receipts equal to the percentage that the Financing Amount advanced to Producer represents to the actual Production Budget, which may exceed the estimated Production Budget as set forth herein.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No:

16. How may the terms of the securities being offered be modified?

This Agreement is complete and embraces the entire understanding between the parties. All prior understandings in connection with the subject matter herein contained, either oral or written, are null and void unless expressly set forth herein. No alteration, modification, or waiver, in whole or in part, of any provision of this Agreement shall be of any effect unless set forth in writing and signed by both parties hereto. A waiver by either party of any breach or default by the other party shall not be construed as a waiver of the same or any other breach or default by such party.

## RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.**

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

## DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| This is an LLC with no issued units. | | | |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | _____ |
| Options: | _____ |

Describe any other rights:

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These decisions could affect gross revenues and diminish payments made to Investors.
Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

**The unitholders** have the right to redeem their securities at any time. **Unitholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our

common units that take into account factors such as the following:

- unrelated third party valuations of our common units;

- the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of our common units;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the lack of marketability of our common units;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| | | No exempt offerings. | | |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☐ Yes
☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

### Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ

materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

**Overview**

Road To L'Etape Du Tour LLC intends to produce a feature length film about
a woman with a congenital heart defect who, after the sudden death of her father, turns her life upside down to train for the L'Etape Du Tour.

**Milestones**

Road To L'Etape Du Tour LLC was incorporated in the State of California in October 2023.

Since then, we have:

- Screenplay selected for the second round of the Sundance Development Track 2023
- Screenplay/Story accepted into the 2022 Stowe Story Labs Feature Film Campus
- We have combined 30+ years of experience and 30+ projects which were accepted into 60+ festivals
- Screenplay selected as a Second Rounder in the 2023 Austin Film Festival Screenplay Competition
- Our 1st AD is an AFI grad whose thesis film was featured in NYT's "Five Horror Movies to Stream Now"

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

**Historical Results of Operations**

Our company was organized in October 2023 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2023, the Company had revenues of $0.
- *Assets*. As of December 31, 2023, the Company had total assets of $0, including $0 in cash.
- *Net Loss*. The Company has had net losses of $130 for 2023.
- *Liabilities*. The Company's liabilities totaled $0 for 2023.

**Liquidity & Capital Resources**

To date, the company has been funded with about $1,550 of contributed capital from the founder.
After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 5 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other

C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 4 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

**Runway & Short/Mid Term Expenses**

Road To L'Etape Du Tour LLC cash in hand is $0, as of March 2024. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 12 months.

There are no material changes in finances or operations that have occurred since the date of the financial data provided.

We anticipate that revenue is likely to be generated beginning in January following the completion of post-production. The majority of expenses related to production and post-production, and therefore to the picture itself, will be incurred in the next 3–6 months.

We are not currently profitable. We anticipate requiring, at a minimum, $150k to reach a point of profitability, and we will aim to reach profitability in the 12 months thereafter by commercializing or otherwise exploiting the picture.

We do not have significant sources of capital outside of the WeFunder campaign. The short-term burn during the campaign is anticipated to be minimal, and any expenses are being incurred out-of-pocket by the management team.
There can be no guarantees that material revenues will be generated from production of the film. However, we anticipate that the film will generate between $500K - $5M. We recognize this is a very wide range, but it reflects the reality that strong performances by highly recognizable actors could provide meaningful upside, while a successful commercialization with fewer known actors could limit the possible upside.  Further, performances and actors are not the only determining factors. In 2023, according to Comscore, there were ~13 Indie films that grossed more than $20M at the box office, but those are a small portion of the total.

All projections in the above narrative are forward-looking and not guaranteed.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

# FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Julia Coulter, certify that:

(1) the financial statements of Road To L'Etape Du Tour LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Road To L'Etape Du Tour LLC included in this Form reflects accurately the information reported on the tax return for Road To L'Etape Du Tour LLC filed for the most recently completed fiscal year.

*Julia Coulter*
Managing Member

# STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of

solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a

      i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

      ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

      iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

      i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

      ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

**If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

*INSTRUCTIONS TO QUESTION 30: Final order means a written directive or* *declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.*

*No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.*

# OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:*
*(a) a description of the material content of such information;*
*(b) a description of the format in which such disclosure is presented; and*
*(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.*

# ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://julia-coulter.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);

2. the issuer has filed at least one annual report and has fewer

2. the issuer has filed at least one annual report and has fewer than 300 holders of record;

3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;

4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

# APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird Road To L'Etape Du Tour LLC Film Financing Agreement 2024
Road To L'Etape Du Tour LLC Film Financing Agreement 2024

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Julia Coulter

Appendix E: Supporting Documents

Operating_Agreement_-_R2lEdT_-_04.14.pdf

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird Road To L'Etape Du Tour LLC Film Financing Agreement 2024

Road To L'Etape Du Tour LLC Film Financing Agreement 2024

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Julia Coulter

Appendix E: Supporting Documents

Operating_Agreement_-_R2lEdT_-_04.14.pdf

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

Road To L'Etape Du Tour LLC

By

Julia Coulter

Writer/Director

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Julia Coulter

Writer/Director
4/15/2024

*The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.*

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the

company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.